Exhibit 4.4
SECOND SUPPLEMENTAL INDENTURE
     This SECOND SUPPLEMENTAL INDENTURE (the “Second Supplemental Indenture”) dated as of October 4, 2011, among GRIFOLS DEUTSCHLAND GMBH, a German corporation (the “Guaranteeing Subsidiary”), GRIFOLS INC., a Virginia corporation (the “Company”), and THE BANK OF NEW YORK MELLON, N.A., as trustee under the Indenture referred to below (the “Trustee”).
W I T N E S S E T H:
     WHEREAS, the Company has heretofore executed and delivered to the Trustee a supplemental indenture, dated June 1, 2011 pursuant to which the Company agreed to unconditionally assume the Escrow Issuer’s Obligations under the indenture, dated as of January 21, 2011 (the “Indenture”), providing for the initial issuance of $1,100,000,000 aggregate principal amount of 8.25% Senior Notes due 2018 (the “Notes”) and the Notes on the terms and subject to the conditions set forth in the Indenture;
     WHEREAS, the Indenture provides that under certain circumstances subsequent subsidiary guarantors shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture (the “Guarantee”); and
     WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Second Supplemental Indenture.
     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
     (1) Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
     (2) Agreement to Guarantee. The Guaranteeing Subsidiary hereby agrees as follows:
     (a) The Guaranteeing Subsidiary hereby becomes a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture. The Guaranteeing Subsidiary agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.
     (b) The Guaranteeing Subsidiary agrees, on a joint and several basis with all the existing Guarantors, to fully, unconditionally and irrevocably Guarantee to each Holder of the Notes and the Trustee the Obligations pursuant to Article 10 of the Indenture on a senior basis.
     (3) Limitation on Guarantor Liability. To the extent a Guarantor or Guaranteeing Subsidiary which is a German limited liability company (Gesellschaft mit beschränkter Haftung – GmbH) or a limited partnership (Kommanditgesellschaft) with a GmbH as its sole general partner

(Komplementär) (GmbH & Co. KG) (the “Affected German Guarantor”) guarantees Obligations under the Indenture, the parties hereto agree that enforcement of that guaranty shall be limited to the extent that a payment under this guaranty has the effect of (i) reducing the Affected German Guarantor’s Net Assets (Nettovermögen) to an amount less than its share capital (Stammkapital) (Begründung einer Unterbilanz), and, as a result, cause a violation of Section 30 of the German Limited Liability Companies Act (GmbH-Gesetz) or (ii) of further reducing its Net Assets which are already an amount less than its share capital (Stammkapital) (Vertiefung einer Unterbilanz), and, as a result, cause a violation of Section 30 of the German Limited Liability Companies Act (GmbH-Gesetz) or (iii) violating other applicable German law which may cause the managing directors of the Affected German Guarantor to be personally liable.
     For purposes of this Section (3), “Net Assets” shall mean the assets, pursuant to Section 266 (2) (A), (B), (C), (D) and (E) of the German Commercial Code (Handelsgesetzbuch, HGB) less the sum of the non-subordinated liabilities pursuant to Section 266 (3) (B), (C), (D) and (E) HGB. The value of the Net Assets shall be determined in accordance with general accepted accounting principles (Grundsätze ordnungsgemäßer Buchführung) under the HGB consistently applied by the Affected German Guarantor in preparing its unconsolidated balance sheets (Jahresabschluss) according to Section 42 German Limited Liability Companies Act (GmbHG), Sections 242, 264 HGB in the previous years.
     (4) Execution and Delivery. The Guaranteeing Subsidiary agrees that the Guarantee shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.
     (5) Governing Law. THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK
     (6) Counterparts. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
     (7) Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.
     (8) The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary.

     IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed, all as of the date first above written.

GRIFOLS DEUTSCHLAND GMBH
By:	/s/ Ramon Riera Roca
	Name:	Ramon Riera Roca
	Title:	Managing Director

By:	/s/ Alfredo Arroyo Guerra
	Name:	Alfredo Arroyo Guerra
	Title:	Managing Director

THE BANK OF NEW YORK MELLON, N.A., as Trustee
By:	/s/ Christie Leppert
	Name:	Christie Leppert
	Title:	Vice President

Acknowledged by:
GRIFOLS INC.

By:	/s/ Greg Rich
Name:	Greg Rich
Title:	Chief Executive Officer

[Grifols Inc. Second Supplemental Indenture Signature Page]